Exhibit 99.1

ENERPLUS CORPORATION

Management’s Discussion and Analysis, Interim Financial Statements and Notes (unaudited)

As at and for the three months ended March 31, 2013, and 2012

Prepared in accordance with accounting principles generally accepted in the United States of America Prepared in Canadian dollars

Enerplus adopted accounting principles generally accepted in the United States of America (“U.S. GAAP”) commencing with the annual financial statements for the year ended December 31, 2013, which are available under Enerplus’ profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

As a result of Enerplus adopting U.S. GAAP, Canadian securities regulations require that the Company refile its 2013 interim financial statements and notes thereto under U.S. GAAP, together with accompanying management’s discussion and analysis and related certifications.  The following management’s discussion and analysis for the period ending March 31, 2013, only describes the material changes from the previously filed management’s discussion and analysis and corresponding interim financial statements and notes thereto for such period, which were prepared and presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.  These previously filed interim financial statements and accompanying management’s discussion and analysis, as well as the previously filed annual audited consolidated financial statements as at and for the year ended December 31, 2012 and 2011 and accompanying management’s discussion and analysis, are available under Enerplus’ profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

The following discussion and analysis of financial results as at and for the three months ended March 31, 2013 and 2012 is dated February 20, 2014 and is to be read in conjunction with previously issued MD&A and financial statements in respect of such period prepared in accordance with IFRS.  The following is supplemental information provided to assist in the reconciliation between the previously issued IFRS financial statements and the refiled U.S. GAAP financial statements.

Selected Consolidated Balance Sheet Information

(CDN$ millions, unaudited)

		U.S. GAAP		IFRS
	Note	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Exploration and evaluation assets		$—	$—	$800	$774
Property, plant & equipment		2,426	2,338	4,333	4,242
Total property, plant & equipment	(a)	$2,426	$2,338	$5,133	$5,016

Deferred income tax asset - current	(b)	10	—	—	—
Deferred income tax asset — long-term	(b)	422	437	—	—
Goodwill	(c)	603	600	154	151
Asset retirement obligation	(d)	289	256	614	600
Deferred income tax liability - current	(b)	—	9	—	—
Deferred income tax liability — long-term	(b)	—	—	378	365
Total equity	(e)	1,915	1,951	3,045	3,050

Selected Consolidated Income Statement Information

(CDN$ millions except per share amounts, unaudited)

		Three Months Ended
		March 31, 2013		March 31, 2012
	Note	U.S. GAAP	IFRS	U.S. GAAP	IFRS
Depletion, depreciation, amortization and accretion	(a)	$146	$130	$134	$122
Impairment of property, plant and equipment	(a)	—	—	293	87
Deferred income tax expense/(recovery)	(b)	2	6	(112)	(11)
Asset disposition (gain)/loss	(a)	—	—	—	(24)
Net income/(loss)		(16)	(5)	(175)	(34)
Net income/(loss) per share
Basic		$(0.08)	$(0.03)	$(0.92)	$(0.18)
Diluted		$(0.08)	$(0.03)	$(0.92)	$(0.18)

(a)                                 Property, Plant, and Equipment (“PP&E”)

Impairment

The Company has elected to use full cost accounting under U.S. GAAP.  Under this approach, the carrying value of oil and natural gas properties, net of applicable income taxes, is limited to the present value of after-tax future net revenue from proved reserves, discounted at 10%, plus the lower of cost or fair value of unproved properties (“full cost ceiling”).  The present value of after-tax future net revenue is determined using a constant price assumption, calculated using the simple average of the preceding twelve months’ first-day-of-the-month commodity prices (“SEC prices”).  If impairment exists, the costs carried on the balance sheet in excess of the full cost ceiling are charged to income.

Under IFRS, oil and natural gas properties were recorded to separate categories: Exploration and Evaluation (“E&E”) assets and Developed and Producing (“D&P”) assets.  E&E assets were tested for impairment on a country-by-country basis by comparing their carrying value to the sum of their fair value plus any excess of D&P assets’ recoverable amount over their carrying value.  D&P assets are segregated at a cash generating unit (“CGU”) level and tested for impairment at this level by comparing the carrying value of each CGU, including goodwill, to the recoverable amount (the higher of its fair value less cost to sell or value in use).  The recoverable amount for this purpose was generally based on proved plus probable reserves and forecast pricing.

Depletion

Depletion is calculated under U.S. GAAP on our oil and natural gas properties using proved reserves and SEC prices.  This calculation is performed on a country-by-country cost centre basis.

Under IFRS, depletion is calculated on D&P properties on a CGU basis using proved plus probable reserves and forecast pricing.

Asset Dispositions

Under U.S. GAAP, proceeds on property dispositions are accounted for as a reduction to the full cost pool without recognition of a gain or loss, unless the deduction ‘significantly alters’ the relationship between the capitalized costs and proved reserves in the cost centre.

IFRS requires that a gain or loss be recorded on each property disposition by comparing the proceeds to the net carrying value of the property.

(b)                     Deferred Income Taxes

Under U.S. GAAP deferred income tax assets and liabilities are measured using enacted tax rates which are expected to apply when the temporary differences between the accounting and income tax basis of assets and liabilities reverse. U.S. GAAP also requires that a deferred income tax asset or liability be classified as current or long-term based on the classification of the related asset or liability or the expected reversal date of the temporary difference.

Under IFRS, deferred income tax assets and liabilities are measured using substantially enacted tax rates. IFRS requires that all deferred income taxes be classified as long-term.

(c)                      Goodwill

Under U.S. GAAP, goodwill is tested for impairment on a consolidated reporting unit basis. If the fair value of the consolidated reporting unit is less than its book value (including goodwill), then goodwill is reduced to its fair value and the excess is charged to earnings.

Under IFRS, goodwill is allocated to CGUs and tested for impairment in conjunction with the CGU.

(d)                     Asset Retirement Obligation

Under U.S. GAAP, the liability is discounted using a weighted credit-adjusted risk-free interest rate.

Under IFRS, the liability is discounted using the current risk-free interest rate.

(e)                      Equity

Cumulative differences in earnings between U.S. GAAP and IFRS arise primarily from the differences in accounting treatment for impairment, depletion, and gains/losses on the disposition of PP&E.